UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2017

Commission file number: 001-35920

MAZOR ROBOTICS LTD.
(Translation of registrant's name into English)

PO Box 3104, 5 Shacham St.
Caesarea North Industrial Park 3088900, Israel
 (Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Reference is made to that certain Report on Form 6-K (the “Prior 6-K”) submitted to the Securities and Exchange Commission by Mazor Robotics Ltd. (“Mazor”) on June 8, 2017. As disclosed in the Prior 6-K, in May 2017, the Israeli Securities Authority (the “ISA”) conducted a search at the offices of Mazor and also questioned certain officers in connection with an investigation held by the ISA. Mazor received today permission from the ISA to disclose that the subject matter of the investigation relates to insider trading by third parties and that Ori Hadomi, Mazor’s Chief Executive Officer, was questioned as a suspect in connection with such allegations. Both the search in Mazor’s offices and Mr. Hadomi’s interrogation were conducted on the same date in May 2017, and to the Company’s knowledge since then Mr. Hadomi was not called for any further questioning. Mazor and Mr. Hadomi intend to continue to cooperate with the ISA in the future, to the extent required. Mr. Hadomi continues to operate is his capacity as Mazor’s Chief Executive Officer. The board of directors of Mazor have expressed their full support and confidence in Mr. Hadomi and in his continuous leadership of Mazor and its development.

The contents of this report on Form 6-K of Mazor are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-190372, 333-198213, 333-205009 and 333-211237) of Mazor, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAZOR ROBOTICS LTD. (Registrant)
By: /s/ Sharon Levita Name: Sharon Levita Title: Chief Financial Officer & Vice President Business Operations

Date: December 5, 2017